United States securities and exchange commission logo





                          September 15, 2022

       Timothy Lu, M.D., Ph.D
       Chief Executive Officer
       Senti Biosciences, Inc.
       2 Corporate Drive, First Floor
       South San Francisco, CA 94080

                                                        Re: Senti Biosciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 12,
2022
                                                            File No. 333-267390

       Dear Dr. Lu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Swetha Gopalakrishnan,
Esq.